Mail Stop 4561

March 31, 2008

Mark B. Templeton
President and Chief Executive Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

> **Re:** **Citrix Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 000-27084**

Dear Mr. Templeton:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

1. We note your disclosure in Note 12 to your financial statements that you had net revenue attributable to an individual distributor, Distributor A, in excess of 10% of net sales. You do not appear to have disclosed the identity of Distributor A, or discussed your relationship with this distributor. Please include this disclosure in the Business section of your future filings, and wherever else appropriate. See Item 101(c)(1)(vii) of Regulation S-K.

2.   In future filings, please expand your discussion of the competitive conditions affecting your business. For instance, you identify price as one of the principal methods of competition, but do not discuss positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

3.   We note your disclosure on page 18 that you rely on a number of third-party suppliers who provide hardware or hardware components, many of which are sole-source suppliers, and that you typically do not have long-term agreements with these suppliers. Please discuss the material terms of your relationships with these parties in the Business section of your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

4.   In future filings, revise your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how you plan to face the challenges of competition, the concentration of your product sales in one product line, and the expansion of your international sales and operations.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director